Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Annual General Meeting for the Year 2013

And

Payment of the Final Dividends

The Board of Directors is pleased to announce that the AGM was held in Beijing on 22 May 2014 and the resolutions set out below were duly passed.

The Board of Directors also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2013.

Resolutions Passed at the Annual General Meeting for the Year 2013 (the “AGM”)

We refer to the notice of the AGM of PetroChina Company Limited (the “Company”) dated 4 April 2014, the circular of the Company in relation to, among others, the AGM dated 4 April 2014 (the “Circular”) and the supplemental notice of AGM dated 29 April 2014, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 22 May 2014 by way of physical meeting.

The meeting was convened by the Board of Directors, and was chaired by Mr Zhou Jiping, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as secretary to the Board of Directors, attended the AGM. Other relevant members of the senior management were also present. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of votes cast
Resolutions			For	Against	Abstain	Passing Rate

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2013.	of which:
		A shares	158,110,788,461	0	0	99.993425
		H shares	8,987,487,055	1,610,975	9,376,000

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2013.	of which:
		A shares	158,110,788,461	0	0	99.993379
		H shares	8,987,355,155	1,687,675	9,376,000

3.	To consider and approve the Audited Financial Statements of the Company for the year 2013.	of which:
		A shares	158,110,787,261	1,200	0	99.993079
		H shares	8,987,099,455	2,188,275	9,376,000

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2013 in the amount and in the manner recommended by the Board of Directors.
		of which: A shares	158,110,787,261	1,200	0	99.993641
		H shares	8,988,533,412	1,248,818	9,376,000

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2014.	of which:
		A shares	158,110,788,461	0	0	99.993609
		H shares	8,988,418,155	1,303,875	9,376,000

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2014 and to authorise the Board of Directors to determine their remuneration.	of which:
		A shares	158,110,787,261	1,200	0	99.981015
		H shares	8,952,930,907	22,345,503	9,376,000

7(a).	To consider and approve the election of Mr Zhou Jiping as Director of the Company;	of which:
		A shares	158,103,081,801	7,706,660	0	97.082686
		H shares	4,130,768,130	4,858,010,100	9,376,000

7(b).	To consider and approve the election of Mr Liao Yongyuan as Director of the Company;	of which: A shares H shares	158,103,080,601 4,306,996,000	7,707,860 4,674,757,875	0 9,376,000	97.192227

7(c).	To consider and approve the election of Mr Wang Dongjin as Director of the Company.	of which: A shares H shares	158,110,106,761 8,352,140,494	681,700 629,592,581	0 9,376,000	99.617209

7(d).	To consider and approve the election of Mr Yu Baocai as Director of the Company.	of which: A shares H shares	158,103,080,601 4,283,208,813	7,707,860 4,698,557,562	0 9,376,000	97.177985

7(e).	To consider and approve the election of Mr Shen Diancheng as Director of the Company.	of which: A shares H shares	158,110,106,761 8,002,217,966	681,700 986,523,364	0 9,376,000	99.403634

7(f).	To consider and approve the election of Mr Liu Yuezhen as Director of the Company.	of which: A shares H shares	158,110,106,761 8,002,654,032	681,700 986,086,798	0 9,376,000	99.403895

7(g).	To consider and approve the election of Mr Liu Hongbin as Director of the Company.	of which: A shares H shares	158,108,712,561 4,313,038,688	2,075,900 4,847,468,609	0 9,376,000	97.095349

7(h).	To consider and approve the election of Mr Chen Zhiwu as independent non-executive Director of the Company	of which: A shares H shares	158,105,155,301 8,975,577,935	5,633,160 13,152,795	0 9,376,000	99.983148

7(i).	To consider and approve the election of Mr Richard H. Matzke as independent non-executive Director of the Company	of which: A shares H shares	158,110,787,261 8,981,662,332	1,200 7,126,198	0 9,376,000	99.990124

7(j).	To consider and approve the election of Mr Lin Boqiang as independent non-executive Director of the Company	of which: A shares H shares	158,110,787,261 8,981,286,682	1,200 5,277,758	0 10,210,000	99.990731

8(a).	To consider and approve the election of Mr Wang Lixin as Supervisor of the Company.	of which: A shares H shares	158,110,788,461 8,722,737,518	0 266,451,312	0 9,376,000	99.834942

8(b).	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company.	of which: A shares H shares	158,110,787,261 8,886,378,561	1,200 102,790,469	0 9,376,000	99.932878

8(c).	To consider and approve the election of Mr Li Qingyi as Supervisor of the Company.	of which: A shares H shares	158,110,787,261 8,886,484,895	1,200 102,672,535	0 9,376,000	99.932948

8(d).	To consider and approve the election of Mr Jia Yimin as Supervisor of the Company.	of which: A shares H shares	158,110,787,261 8,723,283,184	1,200 265,886,246	0 9,376,000	99.835279

8(e).	To consider and approve the election of Mr Zhang Fengshan as Supervisor of the Company.	of which: A shares H shares	158,110,787,261 8,880,915,615	1,200 108,263,815	0 9,376,000	99.929602

9.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue and deal with additional domestic shares and overseas listed foreign shares in the Company, not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.	of which: A shares H shares	158,099,639,201 2,357,509,288	11,149,260 6,629,860,142	0 10,176,000	96.019836

As the above resolutions numbered 1 to 8 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolution numbered 9 was passed by two-thirds majority, this resolution was duly passed as a special resolution.

As at the date of the AGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 9 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	9
Total number of voting shares of the Company held by such attending Shareholders or proxies	167280671758
of which: A Shares H Shares	158110788461 9169883297
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)	91.399726%
of which: A Shares (%) H Shares (%)	86.389435 5.010291	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Mr Zhang Wang and Mr Shu Liang, Shareholders of A Shares, Mr Li Qingyi, Supervisor of the Company, Ms Peng Jin of King and Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2013 are as follows:

The Company will pay final dividends of RMB0.15755 per Share (inclusive of applicable tax) for the year ended 31 December 2013. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 4 June 2014 (the “Record Date”). According to the Articles of Association of the Company, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi while dividends payable to holders of H Shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation rate for final dividends per Share	=	Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)		Average of the closing exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 22 May 2014

The average of the closing exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 22 May 2014, that is the date of the AGM at which the final dividends is declared, is RMB 0.79508 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$ 0.19816.

According to the Law on Corporate Income Tax of the PRC and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on 4 June 2014.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 29 May 2014 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2013, the Company’s register of members of H Shares will be closed from 30 May 2014 (Friday) to 4 June 2014 (Wednesday) (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4 p.m. on 29 May 2014 (Thursday). The address of the transfer office of Hong Kong Registrars Limited is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H Share register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the mechanism of withholding of corporate income tax.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 17 July 2014, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, China

22 May 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director, Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.